                                                                    Exhibit 99.1


[VIVENDI
   UNIVERSAL LOGO]


                         VIVENDI UNIVERSAL BOARD MEETING

NEW YORK AND PARIS, MAY 29, 2002 - Vivendi Universal [PARIS BOURSE: EX FP; NYSE:
V] Board of Directors met on May 29 and carried out a detailed examination of Vivendi Universal's operating and financial targets for 2002, and outlook for 2003. The strategy is based on the active continuation of the debt reduction program and the internal growth of the company's businesses.

The Board wishes to see the senior management team pursue the work of implementation of its strategy without interference.

In regard to deleveraging, the company will not provide any early indications of what transactions are likely to be carried out. Details will be given as and when transactions take place.

The Board also examined the possibility of calling a new Shareholders Meeting after the probable fraud that affected the voting at the Annual Shareholders Meeting held on April 24, 2002. The Paris Commercial Court had noted irregularities during the voting procedure, but confirmed the voting results of those resolutions that were passed, including the resolution concerning the dividend payout. As all the resolutions (other than numbers 13 and 16) were approved by a majority vote that is incontestable, as it was acquired through those votes submitted by correspondence and by proxies, the Board decided not to convene a new Shareholders Meeting.

At the proposal of its Chairman, the Board of Directors agreed to create a corporate governance committee, charged with the mission of putting forward new measures based on best international practices in this domain. The committee will be co-chaired by Edgar Bronfman Jr., Vice Chairman of Vivendi Universal, and Marc Vienot, Chairman of the company's Audit Committee.

"Our Board of Directors and management are proceeding together, deliberately and decisively, to execute a plan that, in meeting our financial targets and operating objectives, will deliver increased value and solid growth to our Company. I look forward to the recommendations of our newly created governance committee, which, I believe, will have an added contribution by continuing to improve the structures and procedures that insure an absolute and impartial focus on the Board's fiduciary duty to stakeholders," said Jean Marie Messier, Chairman and Chief Executive Officer.

VIVENDI UNIVERSAL - COMPANY DESCRIPTION

Vivendi Universal is a consumer-focused, performance-driven and values-based global media and communications company, positioned to be the world's preferred creator and provider of entertainment, education and personalized services to consumers anywhere, at any time, and across all distribution platforms and devices.

Combining the rich global and local content of its MUSIC, PUBLISHING and TV & FILM units, the company leverages the strength of its market-leading brands and products through a broad array of state-of-the-art interactive distribution channels and platforms provided by its TELECOMS and INTERNET units. Vivendi Universal also holds a 63% interest in the world's leading environmental services company, Vivendi Environnement.

IMPORTANT DISCLAIMER:

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that the operational objectives are not fully realized; the level of debt is not reduced to a suitable level; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Other than in connection with applicable securities laws, Vivendi Universal is under no obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal.

CONTACTS:

     MEDIA                                 INVESTOR RELATIONS
     PARIS                                 PARIS
     Antoine Lefort                        Laura Martin
     +33 (1).71.71.1180                    +33 (1).71.71.1084 or
     Alain Delrieu                         917.378.5105
     +33 (1).71.71.1086                    Laurence Daniel
     NEW YORK                              +33 (1).71.71.1233
     Anita Larsen
     +(1) 212.572.1118                     NEW YORK
     Mia Carbonell                         Eileen McLaughlin
     +(1) 212.572.7556                     +(1) 212.572.8961